As filed with the Securities and Exchange Commission on June 22, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

The Latin American Discovery Fund, Inc.

(Name of Subject Company (issuer))

The Latin American Discovery Fund, Inc.

(Names of Filing Persons (offeror and issuer))

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

51828C 10 6

(CUSIP Number of Class of Securities)

Ronald E. Robison

Morgan Stanley Investment Management Inc.

1221 Avenue of the Americas

New York, New York 10020

(212) 762-5330

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Leonard B. Mackey, Jr.

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$18,687,070.71(a)	$2,156.14	(b)

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,156.14

Form or Registration No.: Schedule TO

Filing Party: The Latin American Discovery Fund, Inc.

Date Filed: May 16, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transactions subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 16, 2005 by The Latin American Discovery Fund, Inc. (the “Fund”) relating to an offer to purchase for cash (the “Offer”) 898,427 of the Fund’s issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), amends such Issuer Tender Offer Statement on Schedule TO to add the following information in accordance with Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended, and General Instruction H of Schedule TO:

The Offer expired at 12:00 midnight, New York City time, on June 15, 2005. Pursuant to the Offer, 4,923,362 Shares were properly tendered and not withdrawn, and 898,427 of the tendered Shares were accepted by the Fund on June 22, 2005 for purchase at the price of $21.79 per share, which was 95% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on June 15, 2005. Payment for the Shares purchased was made on June 22, 2005. The aggregate purchase price paid by the Fund for the Shares purchased pursuant to the Offer was $19,576,724.33.

Item 12. Exhibits.

The following materials are hereby filed as additional exhibits to the Fund’s Schedule TO:

(a)(7)    Text of press release dated and issued on June 15, 2005.

(a)(8)    Text of press release dated and issued on June 21, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE LATIN AMERICAN DISCOVERY FUND, INC.

/s/ Ronald E. Robison
Name:	Ronald E. Robison
Title:	Executive Vice President and Principal Executive Officer

Dated: June 22, 2005